December 18, 2009	Rajib Chanda
(202) 508-4671
rajib.chanda@ropesgray.com

VIA EDGAR

Mr. John Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Managers Trust I (Registration Nos. 033-44909 and 811-06520)

Dear Mr. Ganley:

I am writing on behalf of Managers Trust I (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 42 to the Trust’s Registration Statement on Form N-1A filed on October 2, 2009 relating to Managers Frontier Small Cap Growth Fund (formerly Managers Small Cap Fund) (“Small Cap Fund”), Managers AMG FQ Global Alternatives Fund (“Global Alternatives Fund”) and Managers AMG FQ Global Essentials Fund (formerly Managers Fremont Global Fund) (“Global Essentials Fund” and collectively with the Small Cap Fund and the Global Alternatives Fund, the “Funds” and each individually a “Fund”), each a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below.

Prospectuses

1. Comment: Under “Summary of the Fund,” please consider revising the heading “Where this Fund Fits as Part of Your Asset Allocation” to conform more accurately to the Instruction to Item 2(c)(1)(i), which allows a Fund to describe the types of investors for whom the Fund is intended or types of investment goals that may be consistent with an investment in a Fund, by denoting which investors for whom a Fund is appropriate.

Response: The Trust believes that the current heading accurately conveys that the information contained in the section describes the types of investment goals that are consistent with an in investment in a Fund, and is therefore consistent with the cited instruction.

2. Comment: Under “Summary of the Fund – Fund Management,” please provide the period covered by each Fund’s annual or semi-annual report that contains discussion regarding the basis for the board of trustees approval of the Fund’s investment advisory contracts.

Response: The requested change has been made.

3. Comment: Please consider using the heading “Summary of the Fund” solely for sections responding to Items 2 and 3 of Form N-1A, and for the sections titled “Summary of Principal Risks,” “Other Important Information About the Fund and its Investment Strategies and Risks,” and “Fund Management,” which respond to Items 4 and 5 of Form N-1A, please consider using an alternative heading other than “Summary of the Fund.”

Response: The Trust believes that the use of the heading “Summary of the Fund” regarding Form N-1A Item 4 and 5 informational requirements is consistent with Form N-1A disclosure requirements and not otherwise prohibited.

4. Comment: Under “Summary of the Fund – Fund Facts,” please consider moving the descriptive language regarding each Fund’s benchmarks to a different location in the Prospectus.

Response: The Trust believes that the current location of the descriptive language regarding each Fund’s benchmarks under “Summary of the Fund – Fund Facts” is consistent with Form N-1A disclosure requirements and therefore declines to make the requested change.

Global Essentials Fund Prospectus

5. Comment: Under “Summary of the Fund – Objective,” please consider defining the term “total return” or confirm supplementally that the Fund’s investors understand and are not confused by the term.

Response: The Trust believes that the term “total return” is widely understood by the Fund’s investors and does not believe it is necessary to define the term in the Prospectus.

6. Comment: Under “Summary of the Fund – Focus,” please disclose that the Global Essentials Fund will invest in or has investments exposed to a minimum of three countries, including the United States.

Response: The requested change has been made.

7. Comment: Under “Summary of the Fund – Principal Investment Strategies,” please consider moving the section “Additional Practices/Risks” to the “Summary of Principal Risks” section of the Prospectus.

Response: The requested change has been made.

8. Comment: Under “Summary of the Fund – Performance Summary,” please consider revising the second and third paragraphs by adding language stating that the broad based securities market index that the Global Essentials Fund’s performance is compared to is the S&P 500 Index and that the Global Essentials Fund’s performance is also compared to that of composite indices, and by moving the second paragraph relating to changes in the composite index to immediately follow references to the S&P 500 Index and composite indices. Additionally, in the “Average Annual Total Returns” table, please move the S&P 500 Index line in the table so it appears before the composite indices.

Response: The requested changes have been made.

9. Comment: Under “Summary of the Fund – Fund Management,” please consider providing more disclosure on the specific portfolio responsibilities of each member of a team or committee of portfolio managers in light of the requirements of Form N-1A and Release Number IC-26533.

Response: The Trust has added disclosure that, in addition to being jointly and primarily responsible for managing the Fund, the portfolio managers make investment decisions by consensus. The Trust requests information on at least an annual basis about the portfolio managers and investment process used by each Fund’s subadvisors and will consider adding disclosure on specific portfolio manager responsibilities of each member of a team or committee as that process continues.

Global Alternatives Fund Prospectus

10. Comment: Under “Summary of the Fund – Objective,” please consider defining the term “total return” or confirm supplementally that the Fund’s investors understand and are not confused by the term.

Response: The Trust believes that the term “total return” is widely understood by the Fund’s investors and does not believe it is necessary to define the term in the Prospectus.

11. Comment: Under “Summary of the Fund – Focus,” given the use of “Alternatives” in the Global Alternatives Fund’s name and in connection with Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”), please disclose that the Fund has adopted a policy to invest, under normal circumstances, at least 80% of its net assets in alternative investments, which should generally exclude stocks and bonds.

Response: For the reasons provided in our separate correspondence and conversations, the Trust declines to make the requested change.

12. Comment: Under “Summary of the Fund – Focus,” please disclose how the Global Alternatives Fund diversifies its investments globally. The Fund may satisfy this disclosure requirement by disclosing that it is a policy of the Fund to, under normal circumstances, invest at least 40% of its net assets, plus the amount of any borrowing for investment purposes, in investments (permitted by applicable law) of issuers organized, located, or doing a substantial amount of business outside the United States, including investments exposed to such issuers, and that the Fund invests in or has investments exposed to a minimum of three countries, including the United States.

Response: The requested change has been made.

13. Comment: Under “Summary of the Fund – Principal Risks” and “Summary of the Fund – Summary of Principal Risks,” please consider adding “Alterative Investments Risk.”

Response: The Trust believes that the Global Alternatives Fund’s Prospectus sufficiently discloses the risks associated with an investment in the Fund, including the risks associated with an alternative investment strategy, such as Derivatives Risk, Currency Risk, Hedging Risk and Short Sale Risk. For this reason, the Trust declines to make the requested change.

14. Comment: Under “Summary of the Fund – Performance Summary,” please consider using a different broad based securities market index that is more consistent with the risk profile of the Global Alternatives Fund or explain supplementally why the Fund believes that the Citigroup 1-Month T-Bill Index is an appropriate broad based securities market index given the Fund’s risk profile.

Response: The Trust believes the Citigroup 1-Month T-Bill Index is an appropriate benchmark for the Fund because the Index’s measurement of the performance of short-duration Treasury investments is consistent with the Fund’s risk neutral total return strategy. In addition, the Trust notes that the Fund does not measure performance compared to equity or fixed-income benchmarks.

15. Comment: Under “Summary of the Fund – Fund Management,” please consider providing more disclosure on the specific portfolio responsibilities of each member of a team or committee of portfolio managers in light of the requirements of Form N-1A and Release Number IC-26533.

Response: The Trust has added disclosure that, in addition to being jointly and primarily responsible for managing the Fund, the portfolio managers make investment decisions by consensus. The Trust requests information on at least an annual basis about the portfolio managers and investment process used by each Fund’s subadvisors and will consider adding disclosure on specific portfolio manager responsibilities of each member of a team or committee as that process continues.

Small Cap Fund Prospectus

16. Comment: In connection with Rule 35d-1 under the 1940 Act, please consider removing the term “Frontier” from the name of the Managers Frontier Small Cap Growth Fund or modifying the Fund’s name to avoid suggesting to investors that the Fund will invest primarily in frontier market countries, which generally include emerging market countries.

Response: For the reasons provided in our separate correspondence and conversations, the Trust declines to make the requested change.

Small Cap Fund Statement of Additional Information

17. Comment: With respect to the Trust’s Fundamental Investment Restriction No. 8 relating to industry concentration, please consider revising the restriction or clarifying the restriction to affirmatively state that the Managers Real Estate Securities Fund (the “Real Estate Fund”) will invest more than 25% of its total assets in the securities of one or more issuers conducting their principal business activities in the real estate industry.

Response: The Trust believes that the Trust’s Fundamental Investment Restriction No. 8 relating to industry concentration is clear with respect to the Real Estate Fund when read in conjunction with the entire Statement of Additional Information.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (202) 508-4671.

Very truly yours,

/s/ Rajib Chanda
Rajib Chanda